

May 3, 2011

Via E-mail
Mr. William Casey McManemin
Chief Executive Officer
Dorchester Minerals, L.P.
363 N. Sam Houston Parkway East, Suite 380
Houston, TX 77060

> **Re: Dorchester Minerals, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 24, 2011**
> **Response Letter Dated January 11, 2011**
> **File No. 0-50175**

Dear Mr. McManemin:

We have reviewed your filings and your response letter dated January 11, 2011, and have the following comments. We have limited our review of your annual report on Form 10-K for the fiscal year ended December 31, 2010 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you recently faxed us your response to our comments issued June 14, 2002 per our request. Please submit such response via EDGAR as correspondence with a cover letter describing the response and date it was originally submitted.

Form 10-K for the Fiscal Year Ended December 31, 2010

Acreage Summary, page 18

2.   We note your response to comment 4 from our letter dated December 29, 2010. Please revise your disclosure to provide an explanation as to the reason you do not disclose the amount of developed and undeveloped acreage in connection with your royalty properties and net profits interests.

Acquisition for Units, page F-11

3.   We note your reference to an effective registration statement on Form S-4 registering 5,000,000 common units that may be offered and issued by you from time to time in connection with asset acquisitions or other business combination transactions. We also note that you conducted offerings under the S-4 on March 31, 2010 and June 30, 2009. Assuming you are referencing your registration statement on Form S-4 filed in May 2005 (File No. 333-124544), we note that such registration statement was not amended in connection with these transactions. Please tell us how you have complied with the Form S-4 requirements with respect to the March 2010 and June 2009 transactions. Please refer to General Instruction H to Form S-4 and Item 22(c) of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas Brown at (202) 551-3265 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ H. Roger Schwall

H. Roger Schwall
Assistant Director